

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

August 13, 2009

Via International Mail and Facsimile (+44 1534 878427)

Eirik Ubøe
Chief Financial Officer
DHT Maritime, Inc.
26 New Street
St. Helier, Jersey, JE23RA
Channel Islands

> **Re:** **DHT Maritime, Inc.**
> **Form 20-F**
> **Filed: March 12, 2009**
> **File No. 001-32640**

Dear Mr. Ubøe:

We have reviewed your filing and have the following comments. Where indicated, we think you should implement these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 6</u>

<u>Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common stock, page 15</u>

1. Please update us on your contacts, since your letter to us of August 31, 2006, with the countries designated by the U.S. State Department as state sponsors of terrorism (Iran, Sudan, Syria and Cuba). In this regard, we note that you disclose that your vessels made seven calls on ports in Iran during 2008. Please confirm if true that you had no other contacts in 2008 with countries designated state sponsors of terrorism, or advise.

   Your response should include information as to whether your vessel's activities included, and include, transporting oil from Iran.

2. We note the disclosure on page 8 that you charter all of your vessels to wholly-owned subsidiaries of Overseas Shipholding Group, your former parent. Please discuss for us what consideration you gave to providing disclosure about OSG's contacts with countries designated state sponsors of terrorism, including its activities relating to transporting oil from Iran.

<u>PFIC status and significant tax consequences, page 65</u>

3. We note that you refer to the opinion of Cravath, Swaine & Moore LLP, referenced on page 66, upon which you rely for your disclosure with respect to federal income tax liability in the United States. If you include this reference in future filings, please include the firm's name, address and statement of their consent to reference of the firm in the filing. Refer to Item 10.G. of Form 20-F.

<u>Exhibit 4.1.1</u>

4. We note you have incorporated by reference Exhibit 4.1.1. This filing includes schedules and exhibits listed in the table of contents of the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

Exhibit 4.1.2

5. We note you have incorporated by reference Exhibit 4.2.2. This filing references schedules and exhibits to the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile this exhibit with all attachments, schedules and exhibits in your next Exchange Act filing.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor